SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2004

Commission File Number 001-14481

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Leste Cellular Participações Holding Company
(Translation of Registrant's name into English)

Av. Silveira Martins 1036, Cabula
41150-000 Salvador, BA, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Tele Leste Celular
Participações S.A. and Subsidiaries

Financial Statements for the years ended
December 31, 2003 and 2002 and
Report of Independent Public Accountants

Deloitte Touche Tohmatsu Auditores Independentes

(Convenience Translation into English from the original previously issued in Portuguese,
See Note 33 to the financial statements.)

Report of Independent Public Accountants

To the Management and Shareholders of
Tele Leste Celular Participações S.A.
Salvador - Ba

  We have audited the accompanying, inpidual and consolidated, balance sheet of Tele Leste Celular Participações S.A. and subsidiaries, as of December 31, 2003 and 2002, and the related statements of income, changes in shareholders' equity (inpidual), and changes in financial position for the year then ended, prepared under the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements.

  Our audit was conducted in accordance with auditing standards in Brazil and comprised: (a) planning of the work, taking into consideration the significance of the balances, volume of transactions, and the accounting and internal control systems of the Company and subsidiaries, (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed, and (c) evaluation of the significant accounting practices adopted and estimates made by management, as well as the presentation of the financial statements taken as a whole.

  In our opinion, the financial statements referred to in paragraph (1) present fairly, in all material respects, the inpidual and consolidated financial positions of Tele Leste Celular Participações S.A. and subsidiaries, as of December 31, 2003 and 2002, and the results of their operations, the changes in shareholders' equity (inpidual), and the changes in their financial positions for the year then ended in conformity with accounting practices adopted in Brazil.

  The accompanying financial statements have been translated into English for the convenience of readers outside Brazil .

Salvador, January 27, 2003

DELOITTE TOUCHE TOHMATSU	José Luiz Santos Vaz Sampaio
Auditores Independentes	Accountant
CRC n º 2 SP 011.609/0 – 8-F “BA”	CRC BA n ° 015.640/0

TELE LESTE CELULAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

BALANCE SHEETS AS OF DECEMBER 31, 2003 AND 2002
(In thousands of Brazilian reais)
(Convenience Translation into English from the original previously issued in Portuguese)

	Company		Consolidated

ASSETS	2003	2002	2003	2002

CURRENT ASSETS:
Cash and cash equivalents	158	4	59,427	81,259
Accounts receivable, net	-	-	104,355	80,204
Inventories	-	-	12,934	17,784
Recoverable and deferred taxes	525	1,564	18,586	32,744
Hedge operations - swap	-	-	-	7,751
Prepaid expenses	-	-	6,737	4,365
Other	117	-	14,909	1,299

Total current assets	800	1,568	216,948	225,406

LONG TERM ASSETS:
Recoverable and deferred taxes	10,819	8,447	202,105	198,036
Hedge operations - swap	-	-	15,186	64,582
Prepaid expenses	-	-	1,795	2,108
Other	-	-	3,150	2,059

Total noncurrent assets	10,819	8,447	222,236	266,785

PERMANENT ASSETS:
Investments in subsidiaries	392,841	434,609
Property, plant and equipment, net	-	-	392,473	464,546

Total permanent assets	392,841	434,609	392,473	464,546

TOTAL	404,460	444,624	831,657	956,737

	Company		Consolidated

LIABILITIES AND SHAREHOLDERS’ EQUITY	2003	2002	2003	2002

CURRENT LIABILITIES:
Payroll and related charges	16	-	2,666	2,902
Accounts payable	250	1,045	144,547	106,521
Taxes, other than taxes on income	171	5	21,676	17,853
Loans and financing	-	-	68,582	99,665
Dividends	489	526	489	526
Hedge operations - swap	-	-	16,512	-
Other liabilities	2,247	-	11,869	10,872

Total current liabilities	3,173	1,576	266,341	238,339

LONG-TERM LIABILITIES:
Loans and financing	-	-	153,655	269,891
Hedge operations - swap	-	-	4,184	-
Reserve for contingencies	-	-	5,920	5,058
Pension plan	-	-	270	401

Total long-term liabilities			164,029	275,350

SHAREHOLDERS’ EQUITY AND FUNDS FOR CAPITALIZATION:
Shareholders’ equity-
Capital stock	305,396	305,396	305,396	305,396
Treasury stocks	(35)	-	(35)	-
Capital reserves	124,344	124,401	124,344	124,401
Income reserves	-	13,214	-	13,214
Retained losses	(28,455)	-	(28,455)	-

Total shareholders' equity and funds for capitalization	401,250	443,011	401,250	443,011

Funds for capitalization	37	37	37	37

TOTAL	404,460	444,624	831,657	956,737

The accompanying notes are an integral part of these financial statements.

TELE LESTE CELULAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
(In thousands of Brazilian reais)
(Convenience Translation into English from the original previously issued in Portuguese)

	Company		Consolidated

	2003	2002	2003	2002

TELECOMUNICATION SERVICES AND SALES GROSS OPERATING REVENUE:	-	-	620,302	588,587
Deductions From Gross Revenue	-	-	(179,035)	(157,192)
	-	-

TELECOMUNICATION SERVICES AND SALES NET OPERATING REVENUE:			441,267	431,395

Cost Of Services and Sales	-	-	(256,259)	(241,362)

GROSS PROFIT			185,008	190,033

OPERATING (EXPENSES) INCOME:
Selling expenses	-	-	(145,010)	(116,404)
General and administrative expenses	(3,014)	(2,772)	(52,345)	(49,616)
Equity pick-up	(41,768)	(3,877)	-	-
Other, net	(2)	(3)	(122)	4,968

(LOSS) INCOME FROM OPERATIONS BEFORE FINANCIAL INCOME (EXPENSES), NET	(44,784)	(6,652)	(12,469)	28,981

Financial income (expenses), net	3,149	2,404	(30,286)	(32,811)

LOSS FROM OPERATIONS	(41,635)	(4,248)	(42,755)	(3,830)

Nonoperating Expenses, Net	-	(57)	(661)	(1,601)

LOSS BEFORE TAX INCOME AND SOCIAL CONTRIBUTION	(41,635)	(4,305)	(43,416)	(5,431)

Tax income and social contribution	(91)	102	754	324

NET LOSS	(41,726)	(4,203)	(42,662)	(5,107)

SHARES OUTSTANDING AT THE YEAR END - IN THOUSANDS	479,393,883	479,445,039

LOSS PER THOUSAND SHARES
OUTSTANDING AT END OF PERIOD - R$	(0.0870)	(0.0088)

The accompanying notes are an integral part of these financial statements.

TELE LESTE CELULAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN FINANCIAL POSITION FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
(In thousands of Brazilian reais)
(Convenience Translation into English from the Original Previously Issued in Portuguese)

	Company		Consolidated

	2003	2002	2003	2002

SOURCE OF FUNDS:
Income (expense) not involving net working capital-
Depreciation of property, plant and equipment	-	-	138,273	108,454
Monetary variation and other charges on long-term liabilities	-	-	(42,514)	110,646
Monetary variation and other charges on long-term assets	(1,588)	-	41,878	(64,078)
Equity pick-up	41,768	3,877	-	-
Reserve for contingencies	-	-	945	1,166
Loss on disposal of property, plant and equipment	-	-	4,964	519
Provision for tax incentives - FINOR	-	57	-	1,447
Deferred income taxes	3	(102)	(842)	(2,627)
PBS / PAMA write-off	-	-	(131)	(185)

Total amounts generated by the operations	40,183	3,832	142,573	155,342

From shareholders-
Interest on capital and reverted dividends	-	1,695	-	2,183
From third parties-
Transfer from long term to current assets	365	-	15,327	11,691
Increase in shareholder's equity (donation of equipments)	-	-	936	416
Transfer from property, plant and equipment to current assets	-	-	-	461

Total sources	40,548	5,527	158,836	170,093

USE OF FUNDS:
Net loss	41,726	4,203	42,662	5,107
Increase in noncurrent assets	1,152	8,152	11,814	25,225
Additions to property, plant and equipment	-	-	71,164	77,082
Decrease in long-term liabilities	-	-	69,621	77,223
Treasury stocks	35	-	35	-

Total uses	42,913	12,355	195,296	184,637

DECREASE IN WORKING CAPITAL	(2,365)	(6,828)	(36,460)	(14,544)

WORKING CAPITAL VARIATION:

CURRENT ASSETS:
At the beginning of year	1,568	20,773	225,406	176,545
At end of year	800	1,568	216,948	225,406

INCREASE (DECREASE)	(768)	(19,205)	(8,458)	48,861

CURRENT LIABILITIES:
At the beginning of year	1,576	13,953	238,339	174,934
At end of year	3,173	1,576	266,341	238,339

INCREASE (DECREASE)	1,597	(12,377)	28,002	63,405

DECREASE IN WORKING CAPITAL	(2,365)	(6,828)	(36,460)	(14,544)

The accompanying notes are an integral part of these financial statements.

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
(In thousands of Brazilian reais)
(Convenience Translation into English from the Original Previously Issued in Portuguese)

			Capital reserves		Income reserves

	Capital stock	Treasury stocks	Goodwill Reserve	Tax incentive reserve	Legal reserve	Reserve for expansion	Retained earnings	Total

BALANCES AS OF DECEMBER 31, 2001	305,396	-	124,344	57	6,792	8,930	-	445,519

Prescribed dividends - 1998	-	-	-	-	-	-	1,695	1,695
Loss for the year	-	-	-	-	-	-	(4,203)	(4,203)
Partial reserve reversal	-	-	-	-	-	(2,508)	2,508	-

BALANCES AS OF DECEMBER 31, 2002	305,396	-	124,344	57	6,792	6,422	-	443,011

Treasury stocks	-	(35)	-	-	-	-	-	(35)
Loss for the year	-	-	-	-	-	-	(41,726)	(41,726)
Reserve reversal	-	-	-	(57)	(6,792)	(6,422)	13,271	-

BALANCES AS OF DECEMBER 31, 2003	305,396	(35)	124,344	-	-	-	(28,455)	401,250

The accompanying notes are an integral part of these financial statements.

TELE LESTE CELULAR PARTICIPAçõES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2003 AND 2002

(Amounts in thousands of Brazilian reais, unless otherwise indicated)
(Convenience Translation into English from the original previously issued in Portuguese, see Note 33 to the Financial Statements.)

1. OPERATIONS

Tele Leste Celular Participações S.A. (“Tele Leste” or “Company”) is a publicly-traded company which, on December 31, 2003, was controlled by Iberoleste Participações S.A. (21.90% of the total capital), BRASILCEL N.V. (3.38% of the total capital) and Tagilo Participações Ltda. (2.42% of the total capital). Iberoleste Participações S.A. and Tagilo Participações Ltda. are controlled by BRASILCEL N.V (100.00% of the total capital).

The BRASILCEL N.V. has participation of Telefónica Móviles S.A. (50.00% of the total capital), PT Móveis, Serviços de Telecomunicações, SGPS S.A. (49.999% of the total capital), and Portugal Telecom, SGPS S.A. (0.001% of the total capital).

Tele Leste is the holding company of Telebahia Celular S.A. (“Telebahia”) and Telergipe Celular S.A (“Telergipe”), which provide cellular telecommunications services in the States of Bahia and Sergipe, respectively, and are also engaged in activities required or useful for the performance of these services, in conformity with concessions, authorizations and permissions granted to them.

The subsidiaries' activities, including services that they may provide, are regulated by ANATEL, the regulatory authority for the Brazilian telecommunications industry, pursuant to Law No. 9,472, of July 16, 1997, and related regulations, decrees, decisions and plans.

Migration from SMC to SMP

On December 10, 2002 was signed the Authorization Term for Personal Mobile System (SMP) between ANATEL and the affiliated companies Telebahia and Telergipe, which became effective as of the publication in the Official Government Daily Newspaper, which occurred on December 12, 2002.

The authorizations granted to the subsidiaries Telebahia and Telergipe are effective for the remaining period of concession, previously granted and presently substituted, July 29, 2008 and December 15, 2008, respectively, and latter renewable, only once, for a 15 year term, being this renewal payable in the future.

On July 6, 2003 the wireless companies began to implement the Service Selection Code (CSP) whereby the client would choose the long-distance and international provider (VC2 and VC3), in accordance with the SMP rules. The wireless companies will no longer receive the proceeds from the VC2 and VC3 tariffs and will receive the interconnection fees for the use of their networks for these calls.

2. PRESENTATION OF FINANCIAL STATEMENTS

The consolidated financial statements include the balances and transactions of the Company, individual and consolidated, on December 31, 2003 and 2002. In the consolidations all material intercompany balances and transactions were eliminated.

The financial statements as of December 31, 2002 were, when necessary, reclassified for comparative purposes.

3. SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

a) Cash and Cash Equivalents

Represent all existent cash and bank balances and highly liquid temporary cash investments, stated at cost, plus income accrued to the balance sheet date.

b) Accounts Receivable

Accounts receivable from telecommunication services are stated at the tariffs prevailing on the date services are rendered. They also include accounts receivable for services rendered but not yet billed on the balance sheet date. Additionally, this caption includes balances from the sale of cellular handsets and accessories.

c) Allowance for Doubtful Accounts

Provision is recognized for trade accounts receivable for which recoverability is considered improbable.

d) Foreign Currency Transactions

Transactions in foreign currency are recorded based on the prevailing exchange rate at the date of the related transactions and the corresponding balances are updated to the balance sheet date, and exchange variations are charged on statement of income. Foreign currency and premium on derivatives contracts are monthly accrued and recorded, not depending on liquidation.

e) Inventories

Inventories are represented by cellular handsets and accessories stated at average acquisition cost. A provision was recognized to cover losses on obsolescence of products with quantities higher than those usually traded by the subsidiaries over a reasonable period of time.

f) Prepaid expenses

Prepaid expenses are stated at amounts disbursed for expenses not yet incurred. The subsidy provided to accredited dealers in sales of handsets started being deferred in 2003, and is recognized in income as these handsets are activated, generating a positive effect of approximately R$ 721 on income, net of taxes.

g) Investments

Investments in subsidiaries are carried under the equity method of accounting. The accounting practices held by the subsidiaries are in accordance with the followed by the Company.

h) Property, Plant and Equipment

Stated at acquisition or construction cost less accumulated depreciation, which is calculated under the straight-line method based on the estimated useful life of the asset. Financial expenses on loans that are financing constructions in progress are accrued on their own cost. Incurred expenses on maintenance and repair costs, which means improvement, increase of useful life, are recorded on assets, while, the others are charged on statement of income.

i) Income and Social Contribution Taxes

Calculated and recorded by the effective rate prevailing on the balance sheet date on the accrual basis. Deferred taxes attributable to temporary differences, tax losses, and social contribution tax loss carryforwards are recorded as deferred assets on the assumption of future realization.

j) Loans and Financing

Updated by exchange variations and incurred interest to the balance sheet date.

k) FISTEL Fee

The amount of FISTEL (Telecommunication Inspection Fund) fees paid on monthly activation during the year are deferred for amortization over the customers' estimated retention period, equivalent to 24 months.

l) Reserve for Contingencies

Is determined based on the legal counsel and management's opinion on the probable result of pending litigations and updated to the balance sheet date in an amount sufficient to cover probable losses, according to the nature of each contingency.

m) Accrued Pension Plan

Actuarial liabilities are calculated under the projected unit credit method and plan assets are stated at fair market value. Actuarial gains and losses were recorded in income. ( Note 25).

n) Revenue Recognition

Revenue from services is recognized when the services are rendered. Billing is on a monthly basis. Unbilled revenue from the billing date through the end of the month is estimated and recognized as revenue in the month in which the service is rendered. Revenues from sales of prepaid cellular handsets cards are deferred and recognized in income when cards are effectively used.

o) Financial Income and Expenses

Represented by interest, monetary restatement and exchange variations on cash investments, obtained and granted loans and financing. Also include exchange gains and losses on hedge contracts.

p) Derivatives

Telebahia and Telergipe have some derivatives to manage the exposure of its cash flow in foreign currency to the interest and exchange rate fluctuation in relation to the Brazilian real. These derivatives are recorded on exchange rates at the balance sheet date, and the premiums, pre received or prepaid, are deferred for amortization during the effective period of the respective contracts. Gains and losses, realized or not, calculated exclusively on contractual terms basis, are recorded as “Financial expense, net”.

q) Employees' Profit Sharing

Accruals are made to recognize the expenses for employee profit sharing, for which payment is subject to approval at the annual shareholders' meeting.

r) Loss per Thousand Shares

Computed based on the number of shares outstanding at the balance sheet date.

s) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates

4. CASH AND CASH EQUIVALENTS

	Company		Consolidated

	December 31, 2003	December 31, 2002	December 31, 2003	December 31, 2002

Banks	158	4	7,303	2,286
Temporary cash investments	-	-	52,124	78,973

Total	158	4	59,427	81,259

Temporary cash investments are represented principally by CDBs – Bank Deposit Certificates indexed to CDI's variation (Interbank Deposit Certificates rates).

5. ACCOUNTS RECEIVABLE, NET

	Consolidated

	December 31, 2003	December 31, 2002

Receivables from Unbilled services	18,534	16,263
Receivables from Billed services	43,759	37,579
Receivables from Interconnection	28,460	22,202
Receivables from products sold	28,036	18,804
Allowance for doubtful accounts	(14,434)	(14,644)

Total	104,355	80,204

Changes in the allowance for doubtful accounts are as follows:

	Consolidated

	December 31, 2003	December 31, 2002

Beginning balance	14,644	11,606
Provision complement	11,701	13,311
Write-offs	(11,911)	(10,273)

Ending balance	14,434	14,644

6. INVENTORIES

	Consolidated

	December 31, 2003	December 31, 2002

Digital Cellular Handsets	14,339	18,565
Other	203	204
(-) Provision for obsolescence	(1,608)	(985)

Total	12,934	17,784

7. RECOVERABLE AND DEFERRED TAXES

	Company		Consolidated

	December 31, 2003	December 31, 2002	December 31, 2003	December 31, 2002

Recoverable social contribution and income tax	10,721	8,543	13,095	11,587
Recoverable ICMS (state VAT)	-	-	17,647	15,994
With holding income tax	-	932	3,103	16,266

Recoverable taxes	10,721	9,475	33,845	43,847

Deferred social contributions and income tax	264	295	185,001	184,153
ICMS (state VAT) on deferred sales	-	-	1,256	2,318
Others	359	241	588	462

Total	11,344	10,011	220,691	230,780

Current	525	1,564	18,586	32,744

Long-Term	10,819	8,447	202,105	198,036

The main components of deferred income and social contribution tax assets are as follows:

	Company		Consolidated

	December 31, 2003	December 31, 2002	December 31, 2003	December 31, 2002

Tax credits from corporate restructuring	-	-	71,095	82,032
Provision:
For obsolescence	-	-	342	335
For contingencies	-	-	1,795	1,719
Allowance for doubtful accounts	-	-	5,042	4,979
Accrual for rewards program	-	-	1,151	1,237
For pension plan	-	-	91	136
Tax losses and negative basis carryforwards	264	295	98,283	87,875
Accelerated depreciation	-	-	5,860	4,684
Income Tax on PIS, COFINS and CIDE	-	-	1,293	1,156

Total	264	295	185,001	184,153

Current	-	-	927	1,829

Long-Term	264	295	184,074	182,324

The deferred tax credits were recognized on the assumption of future realization, as follows:

  Tax losses and negative basis carry-forwards will be compensated on an annual 30% limit of the tax basis for upcoming years. The subsidiaries, in accordance to the assumption of future projected results, estimate to compensate carryforward tax losses in 10 years.

  Tax credits from corporate restructuring - represented by the balance of goodwill net of the equity maintenance reserve (see Note 26). The realization of those tax credits occurs in the same proportion as the amortization of goodwill on the subsidiaries. Studies by external consultants used in the restructuring process originally supported, the recovery of the amount in ten years and five years for Telergipe and Telebahia, respectively. Considering the economic and operating results up to date and the trends of recoverability, technical studies were performed, which extended the goodwill amortization period, for Telebahia, to ten years, since January 01, 2002.

  Temporary differences: The realization will occur by payment of provisions, the effective loss on allowance for doubtful accounts or provision for obsolescence of inventories.

Technical studies approved by Company's supervisory and fiscal council, indicate the full recovery of the amounts recognized by the subsidiaries within the time frame established by the CVM Instruction N ° 371.

The above mentioned technical studies correspond to Management's best estimates about the future evolution of Companies operations as well as of the market in which it operates.

Management has been monitoring the evolution of these credits and, has decided not to recognize credits on tax losses and negative basis for the subsidiary Telebahia, in the year 2003, in a total amount of R$24,508 and R$25,430 respectively.

As it relates to tax losses recognized, Company estimates they will be compensated as follows:

December 31, 2003

2005	25,975
2006	21,839
2007	26,798
2008	28,114
2009	24,989
2010 – 2012	56,359

Total	184,074

8. PREPAID EXPENSES

	Consolidated

	December 31, 2003	December 31, 2002

FISTEL	4,799	4,008
Propaganda to be distributed	2,617	-
Financial Charges	496	821
Other	620	1,644

Total	8,532	6,473

Current	6,737	4,365

Long-Term	1,795	2,108

9. OTHER ASSETS

	Company		Consolidated

	December 31, 2003	December 31, 2002	December 31, 2003	December 31, 2002

Advances	-	-	3,174	844
Credits from Suppliers	-	-	6,366	-
Judicial deposit	-	-	3,028	1,873
Subsidies Sale of Terminals	-	-	1,093	-
Telebahia	49	-	-	-
Telergipe	68	-	-	-
Receivables from sale of fixed assets and other	-	-	4,398	641

Total	117	-	18,059	3,358

Current	117	-	14,909	1,299

Long-Term	-	-	3,150	2,059

The balance of judicial deposits refer to Cofins deposits in the amount of R$2,334 (R$1,873 on 2002, Note 13) and others labor deposits.

10. INVESTMENTS

a. Investment in subsidiaries on December, 31 2003 and 2002

Subsidiaries	Common Shares Interest	Ownership Interest

Telebahia Celular S.A.	100%	100%
Telergipe Celular S.A.	100%	100%

b. Number of shares owned

Subsidiaries	Common shares	Total of Common shares

Telebahia Celular S.A.	17,997,722	17,997,722
Telergipe Celular S.A.	1,011,043	1,011,043

c. Subsidiaries information

Subsidiaries	Shareholder's Equity	Net (loss) income for the years

	2003 2002	2003 2002
Telebahia Celular S.A. Telergipe Celular S.A	353,880 393,963 38,961 40,646	(41,019) (7,713) (1,685) 2,932

d. Composition and Changes

Changes in the investment on 2002 and 2003 are as follows:

	Telebahia	Telergipe	Total

Balances as of December 31, 2001	400,945	37,541	438,486
Equity pick-up on:
Net (loss) income for the year	(7,713)	2,932	(4,781)
Interest on capital and reverted dividends on subsidiaries	315	173	488
Donation of equipments received from subsidiaries	416	-	416

Balances as of December 31, 2002	393,963	40,646	434,609
Equity pick-up on:
Loss for the year	(41,019)	(1,685)	(42,704)
Donation of equipments received from subsidiaries	936	-	936

Balances as of December 31, 2003	353,880	38,961	392,841

11. PROPERTY, PLANT AND EQUIPMENT

		Consolidated

		December, 31 2003			December 31, 2002

	Depreciation rates – annual- %	Cost	Accumulated depreciation	Net book value	Net book value

Transmission equipment	14.29	413,462	(288,233)	125,229	165,504
Switching equipment	14.29	123,261	(68,585)	54,676	57,607
Infrastructure	4.00 – 14.29	106,193	(44,723)	61,470	70,449
Software rights	20.00	67,305	(31,658)	35,647	42,012
Buildings	4.00	26,553	(4,718)	21,835	22,567
Terminal equipment	33.33	65,017	(54,801)	10,216	28,581
Other	10.00 – 20.00	45,654	(26,663)	18,991	24,306
Lands	-	4,535	-	4,535	4,529
Construction in progress	-	59,874	-	59,874	48,991

Total		911,854	(519,381)	392,473	464,546

Starting on January 2003, the hand sets useful lives were reduced from 36 to 18 months to better reflect current operational condition. Those change, represented an increase in depreciation expense in the amount of R$ 15,467 (Note 20) compared to the same quarter in the prior year.

In 2003 the financial expenses incurred on loans to finance the works in progress, in the amount of R$1.121 (R$4.211, in 2002), were capitalized.

On December 31, 2003 the Company had fixed assets pledged as collateral in the amount of R$11,564.

12. ACCOUNTS PAYABLE

	Company		Consolidated

	December 31, 2003	December 31, 2002	December 31, 2003	December 31, 2002

Suppliers	250	1,045	100,152	76,842
Technical Assistance	-	-	23,323	23,865
Interconnection	-	-	4,547	5,578
SMP – Amounts to be passed on	-	-	16,479	-
Other	-	-	46	236

Total	250	1,045	144,547	106,521

The SMP amounts to be passed on refer to the VC2 and VC3 invoiced to our clients and passe don to the long distance operators.

13. TAXES, OTHER THAN TAXES ON INCOME

	Company		Consolidated

	December 31, 2003	December, 31, 2002	December 31, 2003	December, 31, 2002

ICMS (state VAT)	-	-	10,876	10,353
COFINS (tax on revenue)	6	3	4,430	3,310
PIS (tax on revenue)	3	2	3,535	3,051
FISTEL	-	-	2,141	646
Income tax and social contribuition	-	-	-	223
FUST and FUNTEL	-	-	242	270
Other	162	-	452	-

Total	171	5	21,676	17,853

In January 2000, the subsidiaries filed a lawsuit challenging the constitutionality of Law No. 9,718/98, and claiming the suspension of the difference arising from expanding the PIS and COFINS calculation bases. Of the accrued amounts of PIS, R$ 3,273 (R$ 2,752 on 2002), refers to the amount which has not been paid by the subsidiary Telebahia until November 2002 due to the charges imposed by the new law n ° 10.637/02, which refers to the non-cumulativeness on the computation of PIS, which became effective in December 2002. The subsidiary Telebahia, as of this date, began paying normally the amounts due. The accrued amounts of COFINS, R$ 2,334 (R$ 1,873 on 2002) is being deposited in court by the subsidiary Telergipe, based on preliminary decisions that determine the suspension of the payments and deposit in court (Note 9), until a final decision is ruled.

14. LOANS AND FINANCING

Composition of Debt

			Consolidated

	Currency	Annual charges	December 31, 2003	December 31, 2002

Financial institutions
- Citibank – OPIC	US$	1.5%. + Libor	36,115	88,332
- Several – Resolution 63	US$	14.35% + E.V.	28,892	82,943
NEC do Brasil S.A.	US$	7.3% + E.V.	4,059	8,215
European Investment Bank –BEI	US$	0.15% + libor	151,626	185,428
ABN Amro Bank Real	US$	0.4% + libor	-	509
Accrued interest			1,545	4,129

Total			222,237	369,556

Current			68,582	99,665

Long-Term			153,655	269,891

Loans from the European Investment Bank, Citibank and Resolution 63 refer to financing for the expansion and modernization of the cellular telephone network. The balances with NEC do Brasil S.A. refer to financing of property items.

Payment schedule

The long-term portion has the following composition by maturity year:

Consolidated

December 31, 2003

2005	2,030
2008	151,625

Total	153,655

Restrictive covenants

The financing from Citibank – OPIC, European Investment Bank (BEI) and Bank Boston have restrictive covenants, of which the main items are related to the indebtedness level, EBITDA and financial expenses, which have been fulfilled by the Company.

Coverage

On December 31, 2003, the subsidiaries had outstanding currency swap contracts in the amounts of US$ 85,184 thousand (US$ 112,470 thousand on 2002), to cover liabilities denominated in foreign currency. Until that date, the subsidiaries had recorded an accounting net loss of R$ 5,510 (and a gain of R$72,333 on 2002) related to its outstands derivative contracts represented by balance recorded as long-term assets in the amount of R$ 15,186 (R$64,582 on 2002) and a balance recorded under liabilities in the amount of R$ 20,696 of which R$ 16,512 is recorded on short-term and R$ 4,184 on long-term. On December 31, 2002 the subsidiaries had a balance recorded as short term assets in the amount of R$7,751.

Guarantees

Bank	Guarantees

Citibank	Overseas Private Investment Corporation (OPIC) guarantee – only for politic risk

Bank Boston – Res. 63	Guarantee, aval
NEC do Brasil S.A	Guarantee, aval
European Investment Bank Telebahia Celular S.A. Telebahia Celular S.A.	Commercial risk guaranteed by Banque Sudameris – Banca Commerciale Italiana
Telergipe Celular S.A. Telergipe Celular S.A.	Commercial risk guaranteed by Banque Sudameris – Banca Commerciale Italiana and aval.

15. OTHER LIABILITIES

	Company		Consolidated

	December 31, 2003	December 31, 2002	December 31, 2003	December 31, 2002

Salary premiums	67	-	2,917	2,108
Advanced from customers – prepaid recharge cards	-	-	3,047	2,559
Accrual for rewards program	-	-	1,985	3,639
Telebahia	2,177 *	-	-	-
Other	3	-	3,920	2,566

Total	2,247	-	11,869	10,872

(*) Refers to the loan contract with the subsidiary Telebahia. Financial costs incur on this operation calculated at the daily rate of 105% of the Interbank Deposit Certificates – CDI, calculated exponentially for the period.

In August 2001, the subsidiaries started a rewards program, granting points to customers based on the time of their calls. The accumulated point may be exchanged for cellular handsets. Points accumulated are accrued as they are earned, considering the historical information at redemption, points generated and average cost of the points. The accrual is reduced when the customer obtains the handsets.

16. RESERVE FOR CONTINGENCIES

The Company and its subsidiaries are parties to a number of lawsuits, stated on different courts, in reference to labor, tax and civil claims. The subsidiaries management, based on legal counsel’s opinion, recognized provision for the ones for which the unfavorable termination are considered probable.

The composition of the balance is as follows:

	Consolidated

	December 31, 2003	December 31, 2002

Tax	1,978	1,662
Labor	1,761	1,653
Civil	2,181	1,743

Total	5,920	5,058

1 - TAX LAWSUITS

PROBABLE LOSS

a) ISS

a.1) FAILURE TO WITHHOLD ISS DUE UNDER TAX SUBSTITUTION SYSTEM

This involves a tax assessment notice issued in the amount of R$ 5,538 by the Municipality of Salvador against Telebahia for failure to withhold Service Tax (ISS) due under tax substitution system from March to June 1998. Based on the opinion of the legal counsel, a partial accrual was recorded. The amount involved is approximately R$ 1,962.

b) OTHER TAX ASSESSMENTS

b.1) The subsidiary Telebahia received tax assessment notices regarding various matters, totaling R$16.

POSSIBLE LOSS

Based on the opinion of its legal counsel and tax consultants, Management believes that the outcome of the matters below will not have a material effect on its financial position, and accordingly, it did not recognize an accrual in the financial statements as of December 31, 2003.

a) ICMS

a.1) ICMS ON ACTIVATION AND SUPPLEMENTARY SERVICES

In June 1998, CONFAZ (National Council of Fiscal Policy) approved ICMS Agreement No. 69/98, which, among other things, determined that, beginning July 1, 1998, the amounts charged for cellular activation and other supplementary services be included in the ICMS tax basis. Supposedly due to its interpretive nature, said Agreement also determined that the ICMS could be applied retroactively on services provided within five years before June 30, 1998.

Based on the aforementioned Agreement, two tax assessment notices were issued against Telebahia requiring payment of ICMS on cellular activation and other supplementary services, in the total amount of R$ 9,516. Only one tax assessment notice, in the amount of R$ 504, was issued against Telergipe.

According to legal counsel’s opinion, the Company’s Management understands that this requirement is unconstitutional, since the ICMS taxation hypothesis was extended to administrative activities, with no relation to telecommunications services. In addition, the creation of new taxation hypotheses or change in calculation methodology that would result in tax burden increase could not be applied to facts occurred before the Agreement came into effect.

Management believes that the predecessors of its subsidiaries are liable for any tax liabilities arising from the retroactive levy of ICMS on revenues from activation fees accounted for in periods prior to 1998. No accrual has been recorded in the consolidated financial statements for the periods prior to 1998.

a.2) OTHER TAX ASSESSMENTS

The subsidiaries Telebahia and Telergipe received tax assessments totaling R$ 6,868, for: (i) failure to perform a reversal proportional to the ICMS credit referring to the acquisition of fixed assets, electric energy and communication services due to the providing of untaxed communication services; (ii) failure to reverse ICMS credits related to shipments of handsets as rental or loan for use; (iii) payment of ICMS outside the period from February to March 1998.

b) ISS

b.1) ISS ON MOBILE NETWORK USER TARIFF

Based on the understanding that the assignment of use of telecommunications networks is a communication service subject to ICMS, and not rental of chattels, Telebahia was assessed by the Municipality of Salvador, which required payment of ISS on the mobile network user tariff (TUM). The amount involved is approximately R$ 39,742.

b.2) OTHER TAX ASSESSMENTS

Tax assessment notices were issued against Telergipe requiring: (i) payment of ISS on supplementary services in the period from February to December 1998; (ii) payment of ISS on caller identification in the period from July 2000 to October 2001. The amount involved is approximately R$ 58.

c) PIS and COFINS

c.1) Law No. 9718/98

On November 27, 1998, the calculation of PIS and COFINS was changed by Law No. 9718, which (i) increased the COFINS rate from 2% to 3%, (ii) authorized a deduction of up to 1/3 of the COFINS amount from the CSLL amount, and (iii) indirectly increased COFINS and PIS due by the subsidiaries, requiring the inclusion of excess revenues in their tax bases.

According to our legal counsel, this increase is unconstitutional, since: (i) article 195 of the Constitution of the Federative Republic of Brazil, which took effect upon publication of Law No. 9718, determined that PIS and COFINS should be levied only on payroll, revenue and profits; (ii) the federal government used an inadequate means to increase COFINS and PIS, i.e., statutory law instead of complementary law; (iii) to come into force, the 90-day period from the date of publication of the law was not met.

Both Telebahia and Telergipe obtained decisions authorizing exclusion of excess revenues in their PIS and COFINS tax bases, as well as authorizing payment of COFINS to remain at the rate of 2% (two percent). These decisions, however, have been changed. Accordingly:

- Telebahia resumed payment of COFINS at the rate of 3% (three percent), including excess revenues in its tax basis. The amounts for which accruals were recognized during the period in which the injunction was in effect have already been paid.

- Telergipe resumed payment of COFINS at the rate of 3% (three percent), considering only revenue from the sale of handsets and from telecommunications services. Regarding other revenues, the amounts are being deposited in an escrow account.

- Telergipe resumed inclusion of excess revenues in the PIS tax basis, in accordance with Law No. 9718/98.

Due to the changes introduced by Law No. 10,637/02, in December 2002 the subsidiary Telebahia began including excess revenues in the PIS tax basis.

c.2) HEDGES

A COFINS tax assessment notice was issued to Telebahia, in reference to deductions for losses incurred in hedge operations in determining the COFINS tax basis, in the amount of R$5,882.

REMOTE LOSS

Based on the opinion of its lawyers and tax consultants, Management believes that the outcome of the following matter will not have a material adverse effect on its financial position, and accordingly, it did not recognize an accrual in the financial statements as of December 31, 2003.

a) ISS

a.1) FAILURE TO WITHHOLD ISS DUE UNDER THE TAX SUBSTITUTION SYSTEM

This involves a tax assessment notice issued in the amount of approximately R$ 3,576 by the Municipality of Salvador against Telebahia for failure to withhold ISS due under the tax substitution system from March to June 1998.

2 - LABOR and CIVIL

Include several labor and civil claims, for which a reserve has been recognized as shown above, in an amount considered to be sufficient to cover probable losses.

In the cases in which the chance of loss is classified as possible, the amount involved is R$ 8,948 for civil claims and R$ 2,324 for labor claims.

17. SHAREHOLDERS’ EQUITY

a. Capital Stock

The capital is composed of shares without par value, as follows:

Thousands of Shares

2003 and 2002

Common shares	166,008,044
Preferred shares	313,436,995

479,445,039

b. Treasury Stocks

The purpose of these shares’ acquisition is to reimburse dissident shareholders for the shares in the custody of the Brazilian Clearing and Depository Corporation (CBLC), in the merger of Tele Leste Celular Participações S.A., and are comprised of 50,903,277 preferred shares and 252.498 common shares. The average acquisition cost was R$ 0.00068 per share and the minimum and maximum costs are R$ 1.49 and R$ 1.60, respectively. These shares’ market value, considering the average quotation on the stock exchange, is R$ 0.74 and R$ 0.81 as of December 31, 2003.

c. Special Goodwill Reserve

This is the special reserve for the goodwill resulting from the Company’s corporate restructuring, which will be capitalized in the controlling shareholder’s favor upon realization of the tax benefit.

d. Dividends

Preferred shares are entitled to receive cash dividends 10% higher than those attributed to common shares, or non cumulative minimum annual preferred dividends of 6% of social capital attributed to those shares, whichever is greater. In the case of the payment of minimum annual preferred dividends of 6% of social capital attributable to preferred shares, after the minimum dividend is paid to preferred shareholders, holders of common shares may receive the same amount of dividends as those paid on preferred shares, as long as there is an available balance. Additional dividends declared by the Company will be ratably divided between common and preferred shareholders.

18. SERVICES AND SALES NET OPERATING REVENUE

	Consolidated

	December 31, 2003	December 31, 2002

Monthly subscription charges	38,412	40,278
Usage charges	248,706	237,300
Charges for use outside the concession area	3,223	6,805
Additional charges per call	25,029	24,931
Interconnection	179,647	179,153
Usage Charges – Ruralcel	1,450	696
Additional services	13,468	12,253
Other services	3,926	694

Gross operating revenue	513,861	502,110
Products sold	106,441	86,477

Total	620,302	588,587

Deductions from gross revenue	(179,035)	(157,192)

Net operating revenue	441,267	431,395

19. SERVICE AND SALES COST OF SERVICES AND SALES

	Consolidated

	December 31, 2003	December 31, 2002

Personnel	4,499	3,512
Outside services	12,423	13,127
Network connections	20,016	19,540
Rent, insurance and building services fees	9,596	17,550
Interconnection	38,767	42,593
FISTEL	16,849	16,674
Depreciation	90,801	79,613
Product Sold	62,913	48,520
Other	395	233

Total	256,259	241,362

20. SELLING EXPENSES

	Consolidated

	December 31, 2003	December 31, 2002

Personnel	12,741	17,293
Materials	797	898
Outside Services	76,205	58,607
Rent, insurance and building services fees	3,323	2,874
Depreciation	39,074	22,843
Allowance for doubtful accounts	11,701	13,311
Other	1,169	578

Total	145,010	116,404

21. GENERAL AND ADMINISTRATIVE EXPENSES

	Company		Consolidated

	December 31, 2003	December 31, 2002	December 31, 2003	December 31, 2002

Personnel	603	345	13,931	13,171
Materials	-	-	699	703
Outside services	2,210	2,362	21,832	25,283
Rent, insurance and building services fees	-	-	1,700	859
Depreciation	-	-	9,933	5,997
Other	201	65	4,250	3,603

Total	3,014	2,772	52,345	49,616

22. FINANCIAL INCOME (EXPENSES), NET

	Company		Consolidated

	December 31, 2003	December 31, 2002	December 31, 2003	December 31, 2002

Financial Income
Hedge operations	-	-	-	139,926
Monetary/exchange variations	-	-	68,374	-
Income for temporary cash investments	-	1,583	12,623	7,870
Other interest	3,355	1,132	5,085	5,162
PIS and COFINS on financial income	(156)	(100)	(4,499)	(5,687)

Subtotal	3,199	2,615	81,583	147,271

Financial Expenses
Expenses with financial operations	(46)	(97)	(20,031)	(22,763)
Hedge Operations	-	-	(91,838)	-
Monetary/Exchange variations	(4)	(114)	-	(157,319)

Subtotal	(50)	(211)	(111,869)	(180,082)

Total	3,149	2,404	(30,286)	(32,811)

23. INCOME TAX AND SOCIAL CONTRIBUTION

The Company and its subsidiaries have been recording monthly the portion of tax and social contribution on income, in accordance with accrual basis. Deferred taxes are attributable to temporary differences, as of Note 7. The composition of income tax and social contribution expense is as follows:

	Company		Consolidated

	December 31, 2003	December 31, 2002	December 31, 2003	December 31, 2002

Social contribution tax expense	(26)	-	(26)	(564)
Income tax expense	(65)	-	(65)	(1,739)
Deferred social contribution tax	-	33	216	659
Deferred income tax	-	69	629	1,968

Total	(91)	102	754	324

The following is a reconciliation of the reported credits (expense) of taxes on income and the amounts calculated based on the combined official rates:

	Company		Consolidated

	December 31, 2003	December 31, 2002	December 31, 2003	December 31, 2002

Loss before taxes	(41,635)	(4.305)	(43.416)	(5.431)
Tax income at the official rate	14.156	1.464	14.761	1.847
Permanent additions/exclusions:
Nondeductible expenses	-	-	(924)	(683)
FINOR	-	(20)		(492)
Equity pick-up	(14.201)	(1.318)	-	-
Other	(37)	(24)	(37)	68
Other items
PAT	-	-	4	4
DIPJ adjustment prior years	(9)	-	(9)	(420)
Unrecorded tax credit	-	-	(13,041)	-

Tax (expense) income as stated on the financial statement	(91)	(102)	754	324

24. FINANCIAL INSTRUMENTS AND MANAGEMENT RISK (CONSOLIDATED)

a. Risks considerations

The subsidiaries Telebahia and Telergipe, which provide cellular communications services in the States of Bahia and Sergipe , under concessions from the Federal Government. Both of them are also engaged in activities of purchasing and distribution of cellular handsets through their own distribution network in order to increase their business operations.

The main market risks that Telebahia and Telergipe are exposed to on their activities are:

  Credit Risk: originates from the difficulties in which these companies have in collecting the service charges for rendered services to their clients, including the sales of cellular handsets to the distribution networks.
  Interest Rate Risk: originates from a portion of the debt and the derivatives premium contracted on floating rates, and involves financial expenses increase risk by unfavorable movement on interest rates (principally Libor and CDI).
  Exchange Rate Risk: originates from the debt and the derivatives contracted on foreign currency and is related to potential losses on unfavorable movement on exchange rates.

From the beginning, Telebahia and Telergipe have exercised an active position towards management of the various risks they are subjected to, by means of widespread initiatives, procedures and wide operational policies that permit a mitigation of the risks inherent to the exercise of their normal activities.

Credit Risk

The credit risk related to telecommunications services rendered, is minimized by the control performed on costumer’s basis and management of indebtedness by clear politics for concession of billed cellular handset. Tele Leste has 74.3%(71.9% on 2002) of its client basis participating on prepaid mode, which requires prepaid handset cards and not represent credit risk. Costumer’s indebtedness represented 3.2% of gross revenue in December 31, 2003 (2,3% on December 31, 2002).

The credit risk related to cellular handsets sales is managed by the conservative politic on credit concession, through updated management methods, which involves the “credit scoring”, technical application, balance analysis and commercial data basis consultation as well as the automatic control for sales authorization integrated to ERP software distribution system. Network distribution’s indebtedness represented about 0.5% of cellular handsets sales on 2003 (1.8% on 2002).

Interest Rate Risk

The Company is exposed to the risk of rises in interest rates, especially interest associated with the cost of Interbank Deposit Certificates (CDIs), due to liabilities in exchange rate derivative operations. As of December 31, 2003, these operations total R$ 251,625.

Likewise, loans in foreign currency have interest rate risk associated with possible rises in foreign loans. As of December 31, 2003, these operations totaled R$ 187,741.

Exchange Rate Risk

Telebahia and Telergipe have contracted derivative financial operations to protect themselves against exchange variations, due to foreign currency loans. The operations generally used by the subsidiaries are “swap” contracts.

As of December 31, 2003, the Company’s net exposure to exchange rate risk is as follows:

Thousand of US$

Loans and financing	(76,920)
Other liabilities in foreign currency	(8,072)
Hedge position (swaps)	85,184

Overage	192

b. Derivative operations

Telebahia and Telergipe have recorded gain and losses on derivative contracts as “Financial income (expenses), net”.

The table below shows an estimation of book value evaluation and market value of loans and financing and foreign currency liabilities, as well as derivative operations:

	Book	Fair	Gain (Loss)
	value	Value	Unrealized

Loans and financing	(222,237)	(215,244)	6,993
Other liabilities	(23,323)	(23,323)	-
Hedge liability position (exchange swap)	(5,510)	15,106	20,616

Total	(251,070)	(223,461)	27,609

c. Fair value of financial instruments

The fair value of loans and financing, as well as “swaps” was stated, based on discounted cash flows, using available interest rate projections.

The fair value is calculated in a specific moment, based on available information and own evaluation methodologies, therefore the indicated estimations do not necessarily represent market realization values. The use of different assumptions would materially impact the estimations.

25. PENSION PLANS

The subsidiaries, together with other companies of the former Telebrás System, sponsor private pension and health care plans for retired employees, managed by Fundação Sistel de Seguridade Social – SISTEL. Until December 1999, all sponsors of the plans managed by SISTEL were unified as to all plans then existent. On December 28, 1999, the sponsors negotiated conditions to create pension plans individualized by sponsor (PBS – Tele Leste) and maintenance of unification only for the participants already covered and who were in such position on January 31, 2000 (PBS – A), resulting in a proposal for the restructuring of SISTEL’s bylaws and regulations, which was approved by the Secretariat for Social Security and Supplementary Benefits on January 13, 2000.

Due to the end of unification in December 1999, the subsidiaries individually sponsor a defined benefit plan (PBS Tele Leste Celular Plan), which covers approximately 1% of the Company’s employees. In addition to the supplementary pension benefit, a multi-sponsored health care plan is provided to retired employees and their dependents, at shared costs (PAMA).

Contributions to the PBS Tele Leste Celular Plan are determined based on actuarial valuations prepared by independent actuaries, in accordance with the standards applicable in Brazil. The method used for cost determination is the capitalization method and the sponsor’s contribution represents 13.5% of the participating employees’ payroll, 12% of which is earmarked for PBS Tele Leste Celular Plan and 1.5 % for the PAMA Plan.

For 89% of the subsidiaries’ employees, there is an individual defined contribution plan - Visão Celular Benefit Plan, established by SISTEL in August 2000. The Visão Celular Plan is supported by contributions made by the participants (employees) and by the sponsor, which are credited to participants’ individual accounts. The subsidiaries are responsible for the costing of all administrative and maintenance expenses, including risks of death and disability of participants. The employees participating in the defined benefit plan (PBS Tele Leste Celular) were granted the option of migrating to the Visão Celular Plan. This option was extended to employees who did not participate in the PBS Tele Leste Celular Plan, as well as to all new hires. The Company’s contributions to the Visão Celular Plan are similar to those of the participants, varying from 0% to 7% of the contribution salary, according to the percentage opted for by the participant.

For the period ended December 31, 2003, the subsidiaries did not contribute, (R$ 3 on 2002) to PBS Tele Leste Celular Plan, and contributed the amount of R$ 507 (R$ 692 on 2002) to Visão Celular Plan.

As permitted by CVM Instruction N°. 371, of December 13, 2000, the Company elected, conservatively, to recognize the actuarial liabilities of its benefit plans directly in shareholders’ equity as of December 31, 2001, net of related tax effects. On December 31, 2003 and 2002, the Company recognized the actuarial liabilities of its benefit plans directly as expense of the year. Regarding the actuarial valuation of the plans, the Company established the projected unit credit method for the plans’ positions as of November 30, 2003 and November 30, 2002, respectively. For multi-sponsored plans (PAMA and PBS-A), the apportionment of the plan’s assets was made in accordance with the Company’s actuarial liabilities, in comparison with the plan’s total liabilities.

The situation of the plan is as follows:

Plan	December 31,2003	December 31,2002

PBS Visão Telebahia / Telergipe	(420)	140
PAMA Telebahia / Telergipe	270	261
PBS-A Telebahia / Telergipe	(407)	(440)

Subtotals – consolidated	(557)	(39)
Non-accounted superavit plans	827	440

Liabilities recognized on 31/12/03	270	401

a) Conciliation between Assets and Liabilities

	December 31, 2003

	PBS/Visão Telebahia/Telergipe	PAMA	PBS-A

Total actuarial liabilities	1,742	616	2,092
Fair value of assets	2,162	346	2,499

Liabilities (assets), net	(420)	270	(407)

	December 31, 2002

	PBS/Visão Telebahia/Telergipe	PAMA	PBS-A

Total actuarial liabilities	1,767	469	1,766
Fair value of assets	1,627	208	2,206

Liabilities (assets), net	140	261	(440)

b) Total expenses recognized on the statement of income.

	December 31, 2003

	PBS/Visão Telebahia/Telergipe	PAMA

Cost of service	147	5
Cost of interest	169	52
Expected return on assets	(162)	(29)
Employees’ contributions	(6)	-

	148	28

	December 31, 2002

	PBS/Visão Telebahia/Telergipe	PAMA

Cost of service	117	-
Cost of interest	143	37
Expected return on assets	(144)	(11)
Employees’ contributions	(1)	-

	115	26

c) Changes on the actuarial (assets) liabilities, net

	December 31, 2003

	PBS/Visão Telebahia/Telergipe	PAMA

Net liabilities as of December 31, 2002	140	261
Expenses in 2003	148	28
Subsidiaries’ contributions in 2003	(87)	(1)
Recognized gain (loss) for the years	(621)	(18)

Net liabilities (assets) as of December 31, 2003	(420)	270

	December 31, 2002

	PBS/Visão Telebahia/Telergipe	PAMA

Net liabilities as of December 31, 2001	254	426
Expenses in 2002	115	26
Subsidiaries’ contributions in 2002	(96)	(1)
Recognized gain (loss) for the years	(133)	(190)

Net liabilities (assets) as of December 31, 2002	(140)	261

d) Changes on the actuarial liabilities

	December 31, 2003

	PBS/Visão Telebahia/Telergipe	PAMA	PBS-A

Total actuarial liabilities as of December 31, 2002	1,767	469	1,766
Cost of service	147	5	-
Cost of acturial interest	169	52	192
Benefits paid in the year	(48)	(26)	(159)
Actuarial (Gain) losses of the year	(293)	116	293

Actuarial Liabilities as of December 31, 2003	1,742	616	2,092

	December 31, 2002

	PBS/Visão Telebahia/Telergipe	PAMA	PBS-A

Total actuarial liabilities as of December 31, 2001	1,498	628	1,723
Cost of service	117	-	-
Cost of acturial interest	143	37	188
Benefits paid in the year	(43)	(17)	(145)
Actuarial (Gain) losses of the year	52	(179)	-

Actuarial Liabilities as of December 31, 2002	1,767	469	1,766

e) Changes on the actuarial assets

	December 31, 2003

	PBS/Visão Telebahia/Telergipe	PAMA	PBS-A

Fair value of plan assets as of December 31, 2002	1,627	208	2,206
Benefits paid in the year	(48)	(26)	(159)
Sponsors’ contribution in the year	96	1	-
Income from plan assets in the year	487	163	452

Fair value of plan assets as of December 31, 2003	2,162	346	2,499

	December 31, 2002

	PBS/Visão Telebahia/Telergipe	PAMA	PBS-A

Fair value of plan assets as of December 31, 2001	1,244	202	1,858
Benefits paid in the year	(43)	(17)	(145)
Sponsors’ contribution in the year	96	1	-
Income from plan assets in the year	330	22	493

Fair value of plan assets as of December 31, 2002	1,627	208	2,206

f) Actuarial Assumptions

	December 31, 2003

	PBS/Visão Telebahia/Telergipe	PAMA	PBS-A

Rate used for present value discount of actuarial liabilities	11.30% p.a.	11.30% p.a.	11.30% p.a.
Plan assets expected return rate	11.83% p.a.	11.30% p.a.	14.45% p.a.
Future Salary increase rate	7,10% p.a.	7,10% p.a.	8.15% p.a.
Long term inflation rate	5.00% p.a.	5.00% p.a.	5.00% p.a.
Medical cost increase rate	Not applicable	8.15% p.a.	Not applicable
Benefits increase rate	5.00% p.a.	5.00% p.a.	5.00% p.a.
Mortality rate	UP84 with one year severity Segregated by Gender	UP84 with one year severity	UP84 with one year severity
Disability mortality rate	IAPB-57	-	-
Disability rate	Mercer disability	Mercer disability	Not applicable
% of married active participants on retirement date	95%	-	-
Number of Plan active participants + vinculados	-	4	-
Number of Plan assisted + beneficiaries	-	17	7
Number of PBS Plan active participants Telebahia/Telergipe	4	-	-
Number of Visão Plan active participants Telebahia/Telergipe	7	-	-
Number of PBS Plan active participants Telebahia/Telergipe	383	-	-

	December 31, 2002

	PBS/Visão Telebahia/Telergipe	PAMA	PBS-A

Rate used for present value discount of actuarial liabilities	10.24% p.a.	14.30% p.a.	6.00% p.a.
Plan assets expected return rate	10.24% p.a.	14.45% p.a.	9.00% p.a.
Future Salary increase rate	6.08% p.a.	8.15% p.a.	3.00% p.a.
Medical cost increase rate	Not applicable	10.62% p.a.	Not applicable
Benefits increase rate	4.00% p.a.	5.00% p.a.	0.00% p.a.
Mortality rate	GAM-71	GAM-71	UP84 with one year severity
Disability mortality rate	RRB1944	UP84 with one year severity	-
Disability rate	RRB1944	Mercer	Mercer
% of married active participants on retirement date	95	-	-
Number of Plan active participants + vinculados	-	4	-
Number of Plan assisted + beneficiaries	-	14	7
Number of PBS Plan active participants Telebahia/Telergipe	4	-	-
Number of Visão Plan active participants Telebahia/Telergipe	7	-	-
Number of PBS Plan active participants Telebahia/Telergipe	509	-	-

26. CORPORATE RESTRUCTURING

On November 29, 2000, the corporate restructuring process was concluded, in which the goodwill paid on the privatization process of the Company was transferred to its subsidiaries.

The financial statements maintained for the Companies’ corporate and tax purposes include specific accounts related to transferred goodwill and reserves, and corresponding amortization, reversals and tax credits, the balances of which, as of December, 31 2003 and December, 31 2002 , are demonstrated as follows:

		Partial spin-off

	Balances as of Spin-off date	Telebahia	Telergipe	December 31, 2002 Consolidated	December 31, 2003 Consolidated

Balance sheet:
Goodwill - spun-off	376,316	(355,879)	(14,285)	251,869	219,700
Reserves - spun-off	(251,972)	238,282	9,571	(169,837)	(148,605)

Net effect equivalent to tax credit from corporate restructuring	124,344	117,597	4,714	82,032	71,095

Statements of income:
Goodwill amortization				32,169	32,169
Reversal of reserve				(21,232)	(21,232)
Tax credit				(10,937)	(10,937)

Net effect on income				-	-

As shown above, the amortization of goodwill, net of the reversal of the reserve and of the corresponding tax credit, results in a zero effect on income and, consequently, on the basis for calculating the minimum mandatory dividend. In order to better present the financial position of the Companies in the financial statements, the net amount of R$71,095 as of December 31, 2003 (R$82,032 as of December 31, 2002), which, in essence, represents the tax credit from the partial spin-off, was classified in the balance sheet as a noncurrent asset - deferred taxes (see Note 7).

27. MANGEMENT FEES

The company paid, during the period of 2003 and 2002, mangement fees ont the amount of R$354 and R$576, respectively , which were accrued as expenses.

28. TRANSACTIONS WITH RELATED PARTIES

The main transactions with unconsolidated related parties are as follows:

(a) Use of Network and Long-distance (Roaming) Cellular Communication - These transactions involve the companies owned by same controller group: Telesp Celular S.A., Global Telecom S.A., Telerj Celular S.A., Telest Celular S.A., Telecomunicações de São Paulo S.A. - Telesp, Celular CRT S.A, Tele Centro Oeste Celular, Telems Celular, Telecom Celular, Telemat Celular, Teleacre Celular, Telegoiás Celular e NBT. Part of these transactions were established based on contracts between Telebrás and the operating concessionaires before privatization and interconnection agreements. The terms of these transactions are regulated by ANATEL.

(b) Technical Assistance - due by subsidiaries to Telefónica Móviles S.A. for technical service, calculated based on a percentage of net revenue from services, monetarily restated based on currency variation.

(c) Apportionment of corporate costs – with carriers of the same group, apportioned to the companies according to the cost actually incurred in these services.

(d) Provision of call center services - by Atento Brasil S.A. to the users of the subsidiaries’ telecommunications services, contracted for 12 (twelve) months, renewable for an equal period of time.

(e) System maintenance – maintenance of the Profitability Analysis module system (MARE) by Telefónica Móbile Solution, contracted for 12 (twelve) months, renewable for an equal period of time.

We present below a summary of the balances and transactions with unconsolidated related companies:

	Controladora		Consolidado

	31/12/03	31/12/02	31/12/03	31/12/02

Current Assets
Accounts receivables	116	-	7,005	1,451

Current Liabilities
Technical assistance	-	-	23,323	23,865
Suppliers and Consignations	2,177	-	9,879	3,507

Income
Income from telecommunciation services	-	-	18,894 (a)	9,293
Telesp	-	-	16,256	34
Tele Sudeste and Subsidiaries	-	-	1,033	8,180
TCP and Subsidiaries	-	-	1,538	316
CRT	-	-	67	763

Recovery of expenses with JV apportionment			7,176 (b)	-
TCP and Subsidiaries	-	-	4,519	-
Tele Sudeste and Subsidiaries	-	-	1,761	-
CRT	-	-	896	-

Expenses
Sales expenses	-	-	11,793	8,945
Atento	-	-	11,793 (d)	8,945

Cost of sales and services	-	-	2,214 (a)	4,906
Tele Sudeste and Subsidiaries	-	-	931	4,142
CRT	-	-	83	364
TCP and Subsidiaries	-	-	1,140	388
Telesp	-	-	60	12

Expenses with JV apportionment			12,888 (b)	-
TCP and Subsidiaries	-	-	7,468	-
Tele Sudeste and Subsidiaries	-	-	4,987	-
CRT	-	-	433	-

General and administrative
Expenses	12	407	3,959	10,265
DGLA (Latin America)	-	-	- (c)	145
Telefónica Móviles S/A	-	-	3,754 (b)	3,393
Tele Sudeste	-	15	- (c)	4,867
Telesp	12	392	205 (c)	1,860

29. INSURANCE

The Company and Subsidiaries hold politics to monitor inherent risks on its operations. Therefore, as of December 31, 2003, the Company and Subsidiaries held insurance agreements to cover operational risks, loss of income, civil liabilities, heath etc. The Company and Subsidiaries administration understands that the insurance cover amount is enough to cover contingent losses. The main assets, responsibilities, or cover interest by insurance and the respective amount are shown bellow:

Classification	Covered amount

Operating risks	US$ 300,000 Thousands
General civil liabilities	R$ 7,325
Vehicle fleet	R$ 1,000

30. TELEFÓNICA MÓVILES STOCK PLAN

In May, 2001, Telefónica Móviles, S.A. ("Telefónica Móviles") launched a stock option plan based on Telefónica Móviles’ stock (the "Plan") that covered the employees of the Company. Pursuant to the Plan, between May 20 and July 20, 2002, Telefónica Móviles granted a total of 231,016 stock options to the Company's employees, vesting over a four-year period. The options were granted in Series A, B and C, with exercise prices of 11.00 Euros, 16.50 Euros and 7.23 Euros, respectively. The total options granted to each employee consisted of 25% Series A options, 25% Series B options, and 50% Series C options. The market price of Telefónica Móviles’ stock as traded at the Madrid Stock Exchange was 8.28 Euros on December 31, 2003. The Plan also gives the Company's employees the option to receive in cash, the appreciation in the market price of Telefónica Móviles’ stock over the respective exercise price.

In accordance with the conditions of the Options Program for the shares of Telefónica Móviles S.A. (MOS Program), the Company’s employees failed to qualify due to said program’s basic premise, which is the holding by Telefónica Móviles S.A. of controlling interest in the company in which the employees are enrolled. Accordingly, on December 31 the existing options were settled in advance.

The adjusted settlement value will be calculated for 50% of the “C” series options considering the closing quotation on January 2, 2004 of Telefônica Moviles S.A. shares, translated at the average exchange rate on the payment date.

Under Brazilian GAAP, the Company is not obliged to account for the effects of the plan offered to the employees by the major stockholder and, therefore, no effects were recorded in the financial statements of the Company.

31. AMERICAN DEPOSITARY RECEIPTS (“ADRs”) PROGRAM

On November 16, 1998, the Company began trading of ADRs on the New York Stock Exchange (NYSE), with the following characteristics:

  Type of shares: preferred.
  Each ADR represents 50,000 (fifty thousand) preferred shares.
  Shares are traded as ADRs, under the code “TBE”, on the New York Stock Exchange.
  Foreign depositary bank: The Bank of New York.
  Custodian bank in Brazil: Banco Itaú S.A.

32. RECONCILIATION BETWEEN NET LOSS – COMPANY AND CONSOLIDATED

The reconciliation between net loss, Company and Consolidated, is as follows:

	Consolidated

	December 31, 2003	December 31, 2002

Company’s loss	(41,726)	(4,203)
Interest on capital and dividends reversed in subsidiaries	-	(488)
Donations of equipment in subsidiaries	(936)	(416)

Consolidated loss	(42.662)	(5,107)

33. EXPLANATION ADDED FOR TRANSLATION TO ENGLISH

The accompanying financial statements are presented on the basis of accounting practices adopted in Brazil. Certain accounting practices applied by the Company and its subsidiaries that conform to those accounting practices in Brazil may not conform with generally accepted accounting principles in the countries where these financial statements may be used.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2004

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Fernando Abella Garcia
Fernando Abella Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.